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Exhibit 4.22


                            Z-TEL TECHNOLOGIES, INC.

                            CERTIFICATE OF AMENDMENT

         The Certificate of Designation of 12% Junior Redeemable Convertible Preferred Stock, Series G, of Z-Tel Technologies, Inc. is amended by removing
Section 4(b) in its entirety and inserting in lieu thereof the following:

         (b) No Redemption. Whenever dividends payable on shares of Series G Preferred as provided in Section 2(a) are not paid in full in cash (whether or not such payment is permitted by the terms hereof), at such time and thereafter until all unpaid dividends payable, whether or not declared, on the outstanding shares of Series G Preferred shall have been paid in full in cash or declared and set apart in cash for payment, or whenever the Corporation shall not have converted or exchanged shares of Series G Preferred at a time required by Section 8 or 10, at such time and thereafter until all conversion and exchange obligations provided in section 8 or 10 that have come due shall have been satisfied, the Corporation shall not redeem, purchase or otherwise acquire for consideration any shares of Junior Stock or Parity Stock; provided, however, that (A) the Corporation may accept shares of any Parity Stock or Junior Stock for conversion into Junior Stock, (B) the Corporation may at any time redeem, purchase or otherwise acquire shares of any Parity Stock pursuant to any mandatory redemption, put, sinking fund or similar obligation contained in such Parity Stock, pro rata with the Series G Preferred in proportion to the total amount then required to be applied by the Corporation to redeem, repurchase, convert, exchange or otherwise acquire shares of Series G Preferred and shares of such Parity Stock and (C) the Corporation may during any twelve month period redeem, purchase or otherwise acquire for consideration not more than 1,000,000 shares of the Common Stock.

         The foregoing amendment was adopted in accordance Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, this Certificate of Amendment has been executed this 11th day of March 2003. Z-TEL TECHNOLOGIES, INC.


                                    By:
                                       ----------------------------------------
                                       D. Gregory Smith
                                       As President and Chief Executive Officer


Attestation:

By:
   --------------------------------
   N. Dumas Garrett
   As Secretary